UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 20)
PORTEC RAIL PRODUCTS, INC.
(Name of Subject Company (issuer))
FOSTER THOMAS COMPANY
(offeror)
a wholly-owned subsidiary of
L.B. FOSTER COMPANY
(parent of offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, $1.00 par value per share
(Title of Class of Securities)
736212101
(CUSIP Number of Class of Securities)
David Voltz
L.B. Foster Company
415 Holiday Drive
Pittsburgh, Pennsylvania 15220
(412)-928-3417
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
with a copy to:
Lewis U. Davis, Jr., Esq.
Buchanan Ingersoll & Rooney PC
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219
(412) 562-8800

Calculation of Filing Fee

Transaction valuation*	Amount of Filing Fee**
$114,944,143	$8,195.52

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes a purchase price of $11.80 per share and the purchase of 9,741,029 shares of Portec common stock, which is represented by (i) 9,602,029 outstanding shares of common stock; and (ii) 139,000 shares of common stock that were issuable with respect to all outstanding options, in each case as provided by Portec, as of the most recent practicable date.

**	The amount of the filing fee was calculated in accordance with Section 14(g)(3) of the Exchange Act, and equals $71.30 per million dollars of the transaction valuation amount.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,195.52	Filing Party: L.B. Foster Company and Foster Thomas Company
Form or Registration No.: Schedule TO-T	Date Filed: February 26, 2010
Schedule TO-T/A	August 31, 2010
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☑	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

Item 11. Additional Information
Item 12. Exhibits
SIGNATURE
EX-99.A.5.CC

     This Amendment No. 20 (“Amendment No. 20”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on February 26, 2010, as amended (the “Schedule TO”), by (i) Foster Thomas Company, a West Virginia corporation (the “Purchaser”) and a wholly-owned subsidiary of L.B. Foster Company, a Pennsylvania corporation (“Parent”), and (ii) Parent. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of Portec Rail Products, Inc., a West Virginia corporation (“Portec”), at a purchase price of $11.80 per Share, net to the seller in cash, without interest thereon and less any applicable withholding or stock transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 26, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not otherwise defined in this Amendment No. 20 have the meanings assigned to such terms in the Schedule TO or the Offer to Purchase. This Amendment No. 20 is being filed on behalf of the Purchaser and Parent. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated by reference in answers to Items 1 through 11 of the Schedule TO and is supplemented by the information specifically provided for herein.
     This Amendment is the final amendment to the Schedule TO and, in accordance with Instruction H of the General Instructions to Schedule TO, constitutes L.B Foster’s and Purchaser’s disclosure under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to all Shares acquired by Purchaser in the Offer.
Item 11. Additional Information.
     Items 1 through 11 of the Schedule TO are amended and supplemented to include the following:
     “The subsequent offering period for the Offer expired at 5:00 p.m. New York City time on December 22, 2010. The Depositary has advised L.B. Foster and Purchaser that, as of the expiration of the subsequent offering period, approximately 8,662,078 Shares were validly tendered and not properly withdrawn pursuant to the Offer, which represented approximately 90.20% of all outstanding Shares. Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn, and payment for such Shares has been made in accordance with the Offer’s terms.
     L.B. Foster and Purchaser intend to effect the Merger as soon as practicable as a “short form” merger in accordance with the terms of the Merger Agreement and West Virginia law.
     The full text of the press release issued by L.B. Foster on December 22, 2010 announcing completion of the Offer is filed as Exhibit (a)(5)(CC) to the Schedule TO, and is incorporated by reference into the Schedule TO.”
Item 12. Exhibits.

Exhibit	Exhibit Name

(a)(5)(CC)	Press Release issued December 22, 2010

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

L.B. FOSTER COMPANY
Date: December 22, 2010	By:	/s/ David Russo
	Name:	David Russo
	Title:	Senior Vice President, Chief Financial Officer and Treasurer

FOSTER THOMAS COMPANY
Date: December 22, 2010	By:	/s/ David Russo
	Name:	David Russo
	Title:	Senior Vice President, Chief Financial Officer and Treasurer

Exhibit	Exhibit Name

(a)(5)(CC)	Press Release issued December 22, 2010